SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 000-50831

Regions Financial Corporation 401(k) Plan

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Full title of plan and the address of plan)

Regions Financial Corporation

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL

SCHEDULES WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Regions Financial Corporation 401(k) Plan

As of December 31, 2006 and 2005 and for the Year Ended December 31, 2006

With Report of Independent Registered Public Accounting Firm

Regions Financial Corporation 401(k) Plan

Audited Financial Statements and Supplemental Schedules

As of December 31, 2006 and 2005 and for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Directors Compensation Committee

Regions Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Regions Financial Corporation 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 27, 2007

Regions Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Cash	$3,015,032	$3,235,427
Mutual funds, at fair value	546,295,429	549,117,975
Regions Financial Corporation Stock Fund, at fair value	319,466,458	336,380,433
Loans to participants	9,485,307	7,520,221
Contributions receivable	22,991	1,931,001
Interest and dividend income receivable	679,558	471,263

Total assets	878,964,775	898,656,320
Liabilities
Unsettled trades due to brokers	3,119,472	3,335,452

Total liabilities	3,119,472	3,335,452

Net assets available for benefits	$875,845,303	$895,320,868

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions:
Contributions from employer	$28,707,659
Contributions from participants	51,044,158
Dividend income	23,830,267
Interest income	557,704
Net appreciation in fair value of investments	50,882,865

Total additions	155,022,653
Deductions:
Distributions to participants	174,498,218

Net decrease	(19,475,564)
Net assets available for benefits:
Beginning of year	895,320,868

End of year	$875,845,304

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Regions Financial Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees of Regions Financial Corporation (the Company) and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Upon date of hire employees are immediately eligible to make employee contributions to the plan. A year of service is required to be eligible for the matching contributions. Each year, participants may contribute up to 80% of pretax annual compensation, as defined in the Plan document, subject to Internal Revenue Code (Code) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions. The Company makes matching contributions up to 6% of pretax annual compensation. Participants cannot diversify out of the Company’s common stock match until after one year. Effective January 1, 2007, participants are allowed to diversify out of the Regions Financial Corporation Stock Fund immediately.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The Company will use $668,317 in forfeited balances of terminated employees to reduce 2007 Company match contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution plus earnings thereon vest upon the completion of three years continuous service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 2-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account or can roll the amount over into another qualified plan, or upon death, disability or retirement, elect to receive annual installments over a 10 year period.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Marketable securities are stated at fair value. Securities, including mutual funds, which are traded on a national securities exchange, are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. The participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

During 2006, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
Mutual Funds:
RMK (Regions Morgan Keegan) Select Balanced Fund	$7,068,664
RMK Select Ltd. Maturity Government Fund	(51,038)
RMK Select Growth Fund	3,843,673
RMK Select Value Fund	2,679,602
RMK Select Fixed Income Fund	(239,823)
RMK Select Core Equity Fund*	742,432
RMK Select Mid Cap Growth Fund	4,269,028
RMK Select Mid Cap Value Fund	1,342,042
RMK Select High Income Fund	69,426
RMK Select Intermediate Bond Fund	28,640
RMK Select Short Term Bond Fund	54,656
AIM Small Cap Growth Fund	1,282,223
Federated International Max Cap Inst Fund	1,658,387
Fidelity Adv Divers International Fund	4,968,060
Regions Financial Corporation Stock Fund	23,166,893

$50,882,865

*	Previously RMK Select Leader Growth and Income Fund

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2006		2005
RMK Select Balanced Fund	$128,844,169		$132,654,855
RMK Select Growth Fund	59,632,848		63,378,116
RMK Select Mid Cap Growth Fund	64,480,309		72,546,335
RMK Select Core Equity Fund	(a	)	47,714,751
RMK Select Treasury Money Market Fund	65,771,241		73,712,029
Regions Financial Corporation Stock Fund Participant-Directed	146,001,383		124,944,214
Regions Financial Corporation Stock Fund Nonparticipant-Directed	173,465,075		211,436,219

(a)	Less than 5%

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Significant components of changes in net assets for both the participant-directed and nonparticipant-directed components of the Regions Financial Corporation Stock Fund are presented below.

Year Ended December 31 2006
Change in net assets:
Additions:
Contributions	$43,845,716
Investment income	12,770,132
Net appreciation in fair value of investments	23,166,893

Deductions:
Distributions	88,901,750
Transfers to participant-directed investments	7,794,966

Net decrease	$(16,913,975)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Transactions with Parties-In-Interest

Regions Bank (an affiliate of the Company) dba Regions Morgan Keegan Trust (RMK) serves as corporate trustee and custodian of the Plan holding the Plan’s investment assets and executing transactions therein. Participants can generally direct how their contributions are invested within the Plan. Morgan Asset Management, Inc. (an affiliate of the Company) serves as the investment advisor to the RMK Select Mutual Funds and receives fees from said funds for its services.

During the years ended December 31, 2006 and 2005, substantially all investment transactions were with investment funds managed by Regions Morgan Keegan Trust. In addition, the Plan owns and has transactions in Regions Financial Corporation common stock.

All expenses incurred in the administration of the Plan including trustee fees, legal and accounting fees, are paid directly by the Company.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

Regions Financial Corporation 401(k) Plan

EIN: 63-0589368             Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest and Par Value	(d) Cost	(e) Current Value
*	RMK (Regions Morgan Keegan) Select	Balanced Fund	**	$128,844,169
*	RMK Select	Ltd. Maturity Fixed Income Fund	**	16,109,385
*	RMK Select	Growth Fund	**	59,632,848
*	RMK Select	Value Fund	**	30,995,122
*	RMK Select	Fixed Income Fund	**	17,255,981
*	RMK Select	Core Equity Fund	**	35,713,470
*	RMK Select	Mid Cap Growth Fund	**	64,480,309
*	RMK Select	Mid Cap Value Fund	**	13,432,369
*	RMK Select	High Income Fund	**	23,611,022
*	RMK Select	Intermediate Bond Fund	**	11,140,040
*	RMK Select	Short Term Bond Fund	**	7,159,590
*	RMK Select	Treasury Money Market Fund	**	65,771,241
*	Regions Financial Corporation	Stock Fund	$269,259,954	319,466,458
	Fidelity Investments	Adv Diversified International Fund	**	41,920,785
	Federated International	Max Cap Inst Fund	**	17,050,702
	AIM Investments	Small Cap Growth Fund	**	13,178,396
	Loans to Participants	Interest rates ranges from 2% to 10%	**	9,485,307

				$875,247,194

*	Indicates party-in-interest to the Plan

**	Column (d) has not been presented for this fund as this information is not applicable for participant-directed investments.

Regions Financial Corporation 401(k) Plan

(Plan Number 002)

(Employee Identification Number 63-0589368)

Schedule H, Line 4j

Schedule of Reportable Transactions

Year Ended December 31, 2006

(a) Identity of Party Involved	(b) Description of Asset Including Interest Rate and Maturity in the Case of a Loan		(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Category (iii) - Series of transactions in excess of 5% of Plan assets:
Regions Financial Corporation	Stock Fund	*	$44,121,025		$44,121,025	$44,121,025
				$76,406,924	66,192,174	76,406,924	$10,214,750

*	Includes both participant and nonparticipant-directed components of the Regions Financial Corporation Stock Fund.

There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2006.

Columns (e) and (f) have not been presented as this information is not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGIONS FINANCIAL CORPORATION 401(K) PLAN

REGIONS BANK, TRUSTEE

Date: June 28, 2007	By:	/s/ Sharon D. Davis
Sharon D. Davis
Senior Vice President and Trust Officer

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm